Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Administrative Committee of

TOTAL Finance USA, Inc. Employee Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-13214) on Form S-8 of TOTAL S.A. of our report dated June 26, 2015, with respect to the statement of net assets available for benefits of TOTAL Finance USA, Inc. Employee Savings Plan as of December 31, 2014, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of TOTAL Finance USA, Inc. Employee Savings Plan.

/s/ BRIGGS & VESELKA CO.
Briggs & Veselka Co.
Houston, Texas

June 26, 2015